UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-                        .

TABLE OF CONTENTS

Exhibits

99.1	Labopharm Reports Results for Fourth Quarter and Year End Fiscal 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: February 16, 2007	By:	/S/ LYNDA COVELLO
	Name: Title:	Ms. Lynda Covello General Counsel and Corporate Secretary

Exhibit 99.1

Press Release

Labopharm

FOR IMMEDIATE RELEASE

LABOPHARM REPORTS RESULTS FOR

FOURTH QUARTER AND YEAR END FISCAL 2006

LAVAL, Quebec (February 16, 2007) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today reported its results for the fourth quarter and year end fiscal 2006, ended December 31, 2006. All figures are in Canadian dollars unless otherwise stated.

“2006 was a watershed year for Labopharm as we significantly advanced the global commercialization program for once-daily tramadol and took important steps in our evolution to full integration,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. “Our product is now launched broadly across Europe, including the top five markets, with additional launches scheduled throughout 2007. Having received an approvable letter from the FDA for once-daily tramadol, we continue to prepare for launch as rapidly as possible upon anticipated final approval. At the same time, we continue to focus on our next product opportunities, including a once-daily formulation of trazodone, as well as line extensions for once-daily tramadol and potential products based on alternative presentations of Contramid and our Polymeric Nano-Delivery Systems technology. Finally, we continue to strengthen our capabilities throughout the organization, adding expertise across all facets of our business to support our future growth.”

Key Developments

Global Commercialization Program for Once-Daily Tramadol

Once-Daily Tramadol Broadly Launched in Europe – Labopharm’s once-daily tramadol product has now been launched throughout the majority of the existing European market for tramadol. During the fourth quarter of 2006, once-daily tramadol was launched by the Company’s marketing partner in Italy under the brand name . Early in the New Year, once-daily tramadol was launched by the Company’s marketing partners in France under the brand names Monoalgic L.P. (sanofi-aventis) and Monotramal (Grunenthal), the UK under the brand name Tradorec XL, Spain under the brand name Dolpar, and Belgium under the brand name Contramal Uno®.

Response to Approvable Letter Accepted for Review by U.S. FDA – Labopharm’s response to matters raised by the U.S. Food and Drug Administration (FDA) in the approvable letter for Labopharm’s once-daily formulation of tramadol has been accepted for review by the FDA as complete. The action date assigned by the FDA under the Prescription Drug User Fee Act (PDUFA) is June 19, 2007.

NDS for Once-Daily Tramadol Accepted for Review in Canada – Labopharm’s New Drug Submission (NDS) for its once-daily formulation of tramadol was accepted for review by the Therapeutic Products Directorate of Health Canada. The Company expects the results of the review around mid-year.

Submitted Marketing Application in Australia – Labopharm submitted a marketing application to the Therapeutic Goods Administration (TGA) of the Australian government’s Department of Health and Aging, seeking regulatory approval to permit its once-daily tramadol product to be marketed in that country. The Company is in active discussions to secure a marketing partner for Australia.

Financial Results

Revenue for the fourth quarter of 2006 was $5.2 million compared with $2.4 for the fourth quarter of fiscal 2005. Product sales were $2.8 million compared with $1.3 million for the fourth quarter of fiscal 2005. The increase was primarily the result of shipments of once-daily tramadol for launch in a higher number of markets compared to shipments for a single market in the fourth quarter of 2005. Product sales for the fourth quarter of fiscal 2006 consisted of follow-on shipments of the Company’s once-daily tramadol product to HEXAL AG for distribution in Germany and to CSC Pharmaceuticals S.A. for distribution in the Czech Republic and Slovakia, as well as initial shipments to sanofi-aventis for distribution in France, to Grunenthal GmbH for distribution in Belgium, to Recordati for distribution in the United Kingdom, to Gruppo Angelini for distribution in Italy and to Esteve S.A. for distribution in Spain.

Gross margin for the fourth quarter of fiscal 2006 was $0.1 million, or 4%, compared to $0.5 million, or 40%, for the fourth quarter of fiscal 2005. Gross margin for the fourth quarter of fiscal 2006 was impacted by the write-off of $1.4 million of inventory, $1.0 million of which was the result of the Company’s determination that product from a single small-scale manufacturer did not meet manufacturing specifications. Given that, since the third quarter, the Company has been shipping product to Europe manufactured by its second, larger-scale manufacturer, all product orders have been fulfilled in full and on time. Labopharm is pursuing compensation from the manufacturer as provided for in the supply agreement. Excluding this write-off, adjusted gross margin for fourth quarter of fiscal 2006 was 55%.

Licensing revenue for the fourth quarter was $2.3 million, representing a portion of licensing payments previously received and received during the quarter from the Company’s licensing and distribution partners for once-daily tramadol. Licensing revenue for the fourth quarter of fiscal 2005 was $1.1 million.

Research and development expenses before tax credits for the fourth quarter of fiscal 2006 decreased to $4.4 million from $7.9 million for the fourth quarter of fiscal 2005. The decrease was primarily due to the timing of clinical trial activity, particularly MDT3-005 for once-daily tramadol, which was ongoing in the fourth quarter of 2005 and completed in the second quarter of 2006. The decrease was partially offset by a general increase in the Company’s research and development capacity. Government assistance (research and development tax credits) for the fourth quarter of fiscal 2006 increased to $1.3 million from $1.1 million for the corresponding quarter of fiscal 2005.

Selling, general and administrative expenses for the fourth quarter of fiscal 2006 increased to $6.0 million from $4.3 million for the fourth quarter of fiscal 2005. The increase is primarily the result of higher costs related to the Company’s transition from a research and development company to a commercial operation, as well as higher compensation expense due to growth in headcount. Financial expenses for the quarter were $0.6 million compared with $0.8 million for the fourth quarter of fiscal 2005. The decrease was the result of the declining balances of the Company’s term loan and capital leases. Interest income for the quarter was $1.1 million compared with $0.2 million for the same quarter in 2005. Income tax expense for the quarter was unchanged compared to the fourth quarter of fiscal 2005 at $0.9 million.

Net loss for the fourth quarter of fiscal 2006 decreased to $7.2 million, or $0.13 per share, from $11.1 million, or $0.26 per share, for the fourth quarter of fiscal 2005.

Cash, cash equivalents and marketable securities at December 31, 2006 were $99.5 million compared with $34.9 million at December 31, 2005. The increase was primarily the result of the generation of net proceeds of $103.5 million from the cross-border equity financing completed in May 2006, as well as the receipt of $3.4 million in licensing payments from the Company’s European partners for once-daily tramadol. The increase was offset by the use of funds for operating activities.

For the twelve-month period ended December 31, 2006, revenue was $15.9 million compared with $3.2 million for fiscal 2005. Product sales were $6.9 million compared to 1.3 million for fiscal 2005. The increase was the result of shipments of once-daily tramadol for a higher number of markets, as well as a full year of sales in Germany in 2006, compared to shipments for a single market and a partial year of sales in 2005.

Gross margin for fiscal 2006 was $1.9 million, or 27%, compared to $0.5 million, or 40% for fiscal 2005. Gross margin for fiscal 2006 was impacted by the aforementioned write-off of $1.4 million of inventory as discussed for the quarter. Excluding the write-off, adjusted gross margin for fiscal 2006 was 48%.

Licensing revenue was $9.0 million, representing a portion of up-front and milestone payments received from the Company’s licensing and distribution partners for the U.S. and Europe. Licensing revenue for the corresponding period of fiscal 2005 was $1.9 million.

Research and development expenses before tax credits for fiscal 2006 decreased to $18.7 million from $22.5 million for fiscal 2005. The decrease was primarily due to the timing of clinical trial activity, particularly MDT3-005 for once-daily tramadol, which was ongoing in 2005 and completed in the second quarter of 2006, as well as costs for validation of the commercial manufacturing process that were incurred in 2005 and not in 2006. The decrease was partially offset by a general increase in the Company’s research and development capacity in 2006, as well as by consulting fees incurred for the preparation of the Canadian and U.S. regulatory submissions for once-daily tramadol. Government assistance for fiscal 2006 increased to $3.1 million from $2.7 million for fiscal 2005.

Selling, general and administrative costs for fiscal 2006 increased to $17.0 million from $12.2 million for fiscal 2005. The increase is primarily the result of higher costs related to the Company’s transition from a research and development company to a commercial operation, as well as higher stock based compensation expense. Financial expenses for fiscal 2006 were $2.7 million compared with $1.9 million for fiscal 2005. Interest income for fiscal 2006 was $3.4 million compared with $0.6 million for fiscal 2005. Income tax expense for fiscal 2006 was $2.1 million compared with $1.2 for fiscal 2005.

Net loss for fiscal 2006 decreased to $23.9 million, or $0.46 per share, from $33.3 million, or $0.78 per share, for fiscal 2005.

The Company expects total research and development and selling, general and administrative expenses for fiscal 2007 to increase to approximately $46 to $48 million, reflecting the commencement of Phase III clinical activity for the once-daily trazodone development program, as well as spending related to the development programs for other pipeline products and expansion of the Company’s sales and marketing function in the U.S. and globally to support its marketing partners in the commercialization of once-daily tramadol.

Conference Call

Labopharm will host a conference call today (Friday, February 16, 2007 at 8:30 a.m. ET) to discuss its fourth quarter and year end fiscal 2006 results. To access the conference call by telephone, dial 416-644-3416 or 1-800-732-9307. Please connect approximately five minutes prior to the beginning of the call to ensure participation. The conference call will be archived for replay until Friday, February 23, 2007 at midnight. To access the archived conference call, dial 416-640-1917 or 1-877-289-8525 and enter the reservation number 21217050#. A live audio webcast of the conference call will be available at www.labopharm.com. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast. The webcast will be archived at the above web site for 30 days.

About Labopharm Inc.

Labopharm Inc. is an international specialty pharmaceutical company focused on the development of drugs incorporating the Company’s proprietary advanced controlled-release technologies. The Company’s lead product, a once-daily formulation of the analgesic tramadol, has been approved and launched in Europe and is currently under review for approval by the U.S. Food and Drug Administration. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Corporation’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process and the commercialization of the Corporation’s products thereafter, if they are approved. Investors should consult the Corporation’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Corporation disclaims any obligation to update these forward-looking statements.

For more information, please contact:

At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Eric Bouchard
Tel: (514) 208-5939
ebouchard@equicomgroup.com

CONSOLIDATED STATEMENTS OF OPERATIONS

For periods of :	Three months ended		Twelve months ended
[Thousands of dollars, except share and per share amounts]	Dec. 31, 2006 $	Dec. 31, 2005 $	Dec. 31, 2006 $	Dec. 31, 2005 $
REVENUE
Product sales	2,819	1,269	6,863	1,269
Cost of goods sold	2,697	758	4,998	758

Gross profit on product sales	122	511	1,865	511

Other revenue
Licensing	2,339	1,146	9,011	1,908
Research and development contracts	—	—	—	61

	2,461	1,657	10,876	2,480

EXPENSES
Research and development expenses	4,430	7,914	18,716	22,451
Government assistance	(1,258)	(1,130)	(3,078)	(2,713)

	3,172	6,784	15,638	19,738
Selling, general and administrative expenses	5,954	4,334	17,014	12,188
Financial expenses	598	769	2,654	1,937
Depreciation and amortization	444	429	1,686	1,664
Interest income	(1,102)	(210)	(3,379)	(557)
Foreign exchange gain	(365)	(322)	(1,008)	(355)

	8,701	11,784	32,605	34,615

LOSS BEFORE INCOME TAXES	(6,240)	(10,127)	(21,729)	(32,135)
Income taxes	925	940	2,136	1,199

NET LOSS FOR THE PERIOD	(7,165)	(11,067)	(23,865)	(33,334)

NET LOSS PER SHARE - BASIC AND DILUTED	(0.13)	(0.26)	(0.46)	(0.78)

Weighted average number of shares outstanding	56,747,963	43,273,531	52,402,798	42,922,741

CONSOLIDATED STATEMENTS OF CASH FLOWS

For periods of :	Three months ended		Twelve months ended
[Thousands of dollars]	Dec. 31, 2006 $	Dec. 31, 2005 $	Dec. 31, 2006 $	Dec. 31, 2005 $
OPERATING ACTIVITIES
Net loss for the period	(7,165)	(11,067)	(23,865)	(33,334)
Items not affecting cash :
Depreciation of property, plant and equipment	409	393	1,514	1,524
Amortization of intangible assets	59	36	230	140
Amortization of premium or discount on marketable securities	146	—	146	—
Amortization of deferred financing costs	46	70	208	110
Financial expenses	—	137	—	271
Unrealized foreign exchange gain	(374)	(207)	(921)	(232)
Future income taxes	(63)	—	(134)	—
Stock-based compensation	743	954	2,600	1,754

	(6,199)	(9,684)	(20,222)	(29,767)

Net change in non-cash operating items	1,069	27,416	(14,872)	28,727

	(5,130)	17,732	(35,094)	(1,040)

INVESTING ACTIVITIES
Acquisition of marketable securities	(7,138)	(12,051)	(106,276)	(20,440)
Disposals of marketable securities	2,500	—	5,000	958
Maturities of marketable securities	9,495	2,031	29,994	25,685
Acquisition of property, plant and equipment	(693)	(94)	(1,711)	(843)
Acquisition of intangible assets	(676)	(46)	(1,366)	(173)

	3,488	(10,160)	(74,359)	5,187

FINANCING ACTIVITIES
Repayment of capital lease obligations	(22)	(20)	(83)	(134)
Proceeds from issuance of capital stock	—	903	114,664	2,093
Issuance costs of capital stock	—	—	(9,240)	—
Repayment of long-term debt	(964)	—	(3,271)	—
Proceeds from issuance of long term debt	—	—	—	11,586
Proceeds from issuance of warrants	—	—	—	731
Deferred financing costs	—	—	—	(474)

	(986)	883	102,070	13,802

Foreign exchange gain (loss) on cash held in foreign currencies	832	169	823	(476)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	(1,796)	8,624	(6,560)	17,473
Cash and cash equivalents, beginning of period	15,518	11,658	20,282	2,809

CASH AND CASH EQUIVALENTS, END OF PERIOD	13,722	20,282	13,722	20,282

Cash flows include the following items:
Interest paid	452	557	1,994	1,434
Income taxes paid	488	426	633	427

CONSOLIDATED BALANCE SHEETS

[Thousands of dollars]	As at Dec. 31, 2006 $	As at Dec. 31, 2005 $
ASSETS
Current
Cash and cash equivalents	13,722	20,282
Marketable securities	85,747	14,611
Accounts receivable	4,002	532
Research and development tax credits receivable	1,869	875
Income tax receivable	939	426
Inventories	5,287	2,188
Prepaids and other assets	1,384	452

Total current assets	112,950	39,366

Restricted long-term investments	1,280	1,271
Property, plant and equipment	10,909	10,280
Intangible assets	3,205	3,231
Deferred financing costs	156	364
Future income tax	134	—

	128,634	54,512

LIABILITIES
Current
Accounts payable and accrued liabilities	8,908	10,090
Current portion of deferred revenue	7,916	9,067
Current portion of obligations under capital leases	94	83
Current portion of long term debt	4,425	3,383

Total current liabilities	21,343	22,623

Deferred revenue	16,593	20,834
Obligations under capital leases	5,746	5,840
Long term debt	3,396	7,818

Total liabilities	47,078	57,115

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Capital stock	241,588	135,631
Contributed surplus	8,417	6,350
Deficit	(168,449)	(144,584)

Total shareholders’ equity (deficiency)	81,556	(2,603)

	128,634	54,512